UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated January 5, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
        .

This Report on Form 6-K contains a news release issued by Vodafone Group Plc on January 2, 2009, entitled “OFFER DOCUMENT IN RELATION TO VODAFONE’S OFFER TO THE SHAREHOLDERS OF WAYFINDER TO BE MADE PUBLIC TODAY “.

THIS PRESS RELEASE IS NOT AND MUST NOT, DIRECTLY OR INDIRECTLY, BE DISTRIBUTED OR MADE PUBLIC IN AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA. THE OFFER IS NOT BEING MADE TO PERSONS IN THOSE JURISDICTIONS OR ELSEWHERE WHERE THEIR PARTICIPATION REQUIRES FURTHER OFFER DOCUMENTS, FILINGS OR OTHER MEASURES IN ADDITION TO THOSE REQUIRED BY SWEDISH LAW.

2 January 2009

OFFER DOCUMENT IN RELATION TO VODAFONE’S OFFER TO THE SHAREHOLDERS OF
WAYFINDER TO BE MADE PUBLIC TODAY

Vodafone Europe B.V. (“Vodafone”) will today release the offer document relating to the recommended offer, announced on 9 December 2008, to acquire all shares in Wayfinder Systems AB (publ) (“Wayfinder”) for SEK 12 in cash for each share (the “Offer”).

Swedish and English versions of the offer document will be available at www.vodafone.com and http://www.seb.se/prospekt. The offer document will also be sent to shareholders whose shares are registered in their own names with VPC AB.

The acceptance period under the Offer will commence on 5 January 2009 and end on 26 January 2009.

Settlement is expected on or about 3 February 2009. Vodafone reserves the right to extend the acceptance period for the Offer, as well as the right to postpone settlement to a later date.

- ends -

For further information:

Investor Relations	Media Relations
Telephone: +44 (0)1635 664447	Telephone: +44 (0) 1635 664444

For additional information on the Offer, please visit www.vodafone.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: January 5, 2009	By:	/s/ S R SCOTT
Name: Stephen R. Scott
Title: Group General Counsel and Company
Secretary